     As filed with the Securities and Exchange Commission on April 8, 2003

                                                    Registration No. 333-102843
===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------


                                AMENDMENT NO. 4


                                       TO
                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                             ----------------------

                            ALLEGIANT BANCORP, INC.
             (Exact name of registrant as specified in its charter)

                             ----------------------
    MISSOURI                  10401 CLAYTON ROAD                43-1262037
(State or other           ST. LOUIS, MISSOURI 63131          (I.R.S. Employer
jurisdiction of                 (314) 692-8200              Identification No.)
 incorporation
or organization)
             (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             ----------------------
                               JEFFREY S. SCHATZ
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                            ALLEGIANT BANCORP, INC.
                               10401 CLAYTON ROAD
                           ST. LOUIS, MISSOURI 63131
                                 (314) 692-8200
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                             ---------------------
   THOMAS A. LITZ, ESQ.           Copies to:      EDWIN S. DEL HIERRO, ESQ.
  THOMAS E. PROOST, ESQ.                         WILLIAM E. TURNER II, ESQ.
    THOMPSON COBURN LLP                         BARACK FERRAZZANO KIRSCHBAUM
        SUITE 3400                                 PERLMAN & NAGELBERG LLC
     ONE US BANK PLAZA                        333 WEST WACKER DRIVE, SUITE 2700
ST. LOUIS, MISSOURI  63101                        CHICAGO, ILLINOIS  60606
(314) 552-6000 (TELEPHONE)                       (312) 984-3100 (TELEPHONE)
   (314) 552-7000 (FAX)                             (312) 984-3150 (FAX)


         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / / ____________

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ___________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                             ----------------------




         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
============================================================================

                 Subject to completion, dated April 8, 2003


* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *
* The information in this prospectus is not complete and may be changed. We   *
* may not sell these securities until the registration statement filed with   *
* the Securities and Exchange Commission is effective. This prospectus is not *
* an offer to sell these securities and it is not soliciting an offer to buy  *
* these securities in any state where the offer or sale is not permitted.     *
* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

PROSPECTUS
                              1,700,000 SHARES


                          [Allegiant Bancorp logo]


                                COMMON STOCK


         We are selling 1,700,000 shares of our common stock. Our common stock is listed on the Nasdaq National Market under the symbol "ALLE." On March 26, 2003, the last sale price of our common stock as reported by the Nasdaq National Market was $16.60 per share.


         INVESTING IN OUR COMMON STOCK INVOLVES SIGNIFICANT RISKS. YOU SHOULD READ THE "RISK FACTORS" SECTION BEGINNING ON PAGE 8 BEFORE INVESTING.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION OR REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THESE SECURITIES ARE NOT DEPOSITS OR ACCOUNTS OR OBLIGATIONS OF ANY BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                                                     PER SHARE      TOTAL
                                                    -----------   ---------

Public offering price............................   $             $

Underwriting discount............................   $             $

Proceeds, before expenses, to Allegiant..........   $             $

         This is a firm commitment offering. We have granted to the underwriters a 30-day option to purchase up to 255,000 additional shares to cover over-allotments, if any.


         The underwriters expect to deliver the shares on or about         ,
2003, subject to customary closing conditions.


LEGG MASON WOOD WALKER
     INCORPORATED

               RBC CAPITAL MARKETS

                               STIFEL, NICOLAUS & COMPANY
                                      INCORPORATED

                                               HOWE BARNES INVESTMENTS, INC.




                The date of this Prospectus is         , 2003

                           ALLEGIANT BANCORP, INC.

               ST. LOUIS METROPOLITAN AREA BANKING FACILITIES


                                    [MAP]












              [The inside front cover of the prospectus depicts
          a map of the metropolitan St. Louis service territory of
                Allegiant Bank showing its branch locations.]

                              TABLE OF CONTENTS
                                                                        PAGE
                                                                        ----
ABOUT THIS PROSPECTUS.....................................................i
PROSPECTUS SUMMARY........................................................1
RISK FACTORS..............................................................8
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS................13
USE OF PROCEEDS..........................................................14
MARKET FOR COMMON STOCK AND DIVIDENDS....................................14
CAPITALIZATION...........................................................16
MANAGEMENT...............................................................18
STOCK OWNERSHIP OF MANAGEMENT AND PRINCIPAL SHAREHOLDERS.................21
DESCRIPTION OF CAPITAL STOCK.............................................23
UNDERWRITING.............................................................25
LEGAL MATTERS............................................................27
EXPERTS..................................................................27
WHERE YOU CAN FIND ADDITIONAL INFORMATION................................27
INCORPORATION BY REFERENCE...............................................28


                            ABOUT THIS PROSPECTUS

         You should rely only on the information contained in this prospectus or incorporated by reference into this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. Unless otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise their option to purchase additional shares of common stock to cover over-allotments.


          We sometimes refer to Allegiant Bank as the "bank." To understand this offering fully, you should read this entire document carefully, including particularly the "Risk Factors" section, as well as the documents identified in the section titled "Where You Can Find Additional Information."

               (This page has been left blank intentionally.)

                             PROSPECTUS SUMMARY

         This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus. Because this is a summary, it may not contain all information that may be important to you. Therefore, you should read the entire prospectus, our financial statements, including the related notes, and the other information that is incorporated by reference into this prospectus before making a decision to invest in our common stock.

                           ALLEGIANT BANCORP, INC.

         We are the largest publicly-held bank holding company headquartered in the St. Louis metropolitan area. Our principal subsidiary, Allegiant
Bank, offers full-service banking and personal trust services to individuals, businesses and municipalities in our market area. These services include commercial real estate, commercial business and consumer loans, checking, savings and time deposit accounts, wealth management and other fiduciary services, as well as other financial services, including mortgage banking, securities brokerage and insurance products. As of December 31, 2002, we reported, on a consolidated basis, total assets of $2.4 billion, loans of $1.7 billion and shareholders' equity of $167.2 million. This represents growth of 10.8%, 19.9% and 21.1%, respectively, when compared to our total assets, loans and shareholders' equity as of December 31, 2001.

                            THE ST. LOUIS MARKET

         The St. Louis metropolitan area is the 18th largest metropolitan market in the United States with a population of approximately 2.5 million. The St. Louis area is home to 15 Fortune 1000 companies, including Anheuser-Busch Companies, Inc., Emerson Electric Co. and The May Department Stores Company. Over the past several years, a number of financial institutions in our market area have been acquired by larger regional or national out-of-town financial institutions. These acquisitions have included: Marshall & Ilsley Corporation's 2002 acquisition of Mississippi Valley Bancshares, Inc., Firstar Corporation's (now operating as U.S. Bancorp) 1999 acquisition of Mercantile Bancorporation Inc., Union Planters Corporation's 1998 acquisition of Magna Group, Inc. and NationsBank Corporation's (now operating as Bank of America Corporation) 1997 acquisition of Boatmen's Bancshares, Inc. We believe we have capitalized on opportunities created by this market consolidation and have built a strong, customer-friendly, community-focused banking franchise.

                           KEY OPERATING STRENGTHS

         We believe the following operating strengths distinguish us from our competition and position us for further growth and enhanced profitability:

         o Growth in our market. Our primary goal has been to expand our branch network in the St. Louis market while increasing our earnings per share. Since our inception in 1989, we have grown through a combination of internal growth and acquisitions. We have sought to maximize our internal growth opportunities by positioning Allegiant as one of the leading St. Louis community banks. From the beginning of 2000 to the end of 2002, we estimate that our deposits and loans, excluding those added through acquisitions, have grown at a compound annual rate of approximately
16.4% and 19.9%, respectively. From the beginning of 1998 to the end of 2002, our diluted earnings per share have increased at a compound annual rate of 22.1%. We cannot assure you that we will continue to grow at historical rates or, to the extent we continue to grow, that we will be able to adequately and profitably manage our growth. We discuss factors that may negatively affect our future results under "Risk Factors--Difficulties in managing operating risks resulting from our growth may adversely affect our earnings and financial condition," "--Future growth through acquisitions may subject us to special risks which may negatively affect our earnings per share and our financial condition," and "--It may be difficult for us to maintain our historical growth rate, which may adversely impact our results of operations."

         We have supplemented our internal growth with several acquisitions within our market area. Since 2000, we have completed a number of significant acquisitions, including: Equality Bancorp, Inc., a community-based thrift holding company with total assets of approximately $300.4 million, in November 2000; Southside Bancshares Corp., a community-based bank holding company with total assets of approximately $804.9 million, in September 2001; and five branches from Guardian Savings Bank with total deposits of $109.3 million, in December 2001. Additionally, in order to diversify our operations and sources of income, in October 2002, we acquired Investment Counselors, Incorporated, an investment advisory firm with approximately $331.9 million of assets under management.


         Consistent with our focus on establishing and maintaining a strong presence in the most attractive areas in the St. Louis market, in March 2003, we sold Bank of Ste. Genevieve, one of our two subsidiary banks, to First Banks, Inc. Bank of Ste. Genevieve operates two branches located outside of the St. Louis metropolitan area and has total assets of approximately $110.0 million. First Banks acquired Bank of Ste. Genevieve in exchange for approximately 974,150 shares of our common stock held by First Banks. The net assets of Bank of Ste. Genevieve as of the closing were approximately $17.9 million which approximated the value of consideration received.
As a result, we did not recognize any gain or loss as a result of the transaction. First Banks held approximately 7.4% of our outstanding common stock prior to the exchange and held approximately 1.5% of our common stock immediately following the exchange.


         o Strong commercial lending franchise. In order to improve the profitability of our banking operations, over the past several years we have reduced the number of residential mortgages that we hold in our portfolio and have increased the amount of higher yielding commercial loans. Since the beginning of 1998, and in part as a result of opportunities that resulted from the consolidation of the St. Louis banking market, we have hired 23 commercial lending professionals, including a senior credit officer, who average more than 15 years of commercial lending experience in the St. Louis metropolitan area. As these local loan officers have joined our banking team, we have benefited from their existing customer relationships, as well as their local banking expertise. Our target lending customers are small to mid-sized businesses requiring credit ranging in size from $1.0 million to $3.0 million. As a result of our relationship lending focus, we may make larger loans based upon the needs of our business customers and consistent with our loan policy and applicable laws and regulations. During the year ended December 31, 2002, our commercial business loans grew 23.3%, from $255.2 million to $314.7 million, and our demand deposit accounts grew 7.1%, from $201.2 million to $215.5 million. Commercial business loans generally involve a higher degree of risk than our other types of loans. These risks are discussed under "Risk Factors--Our exposure to credit risk and loan losses is increased because we focus on commercial real estate, commercial business and construction lending, which could adversely affect our earnings and financial condition."

         o Full-service, community banking focus. We focus on serving customers with banking needs that no longer can be adequately served by smaller local institutions but who still desire the personalized service that larger, out-of-state institutions do not effectively provide. Our community banking focus and streamlined management and decision-making procedures allow us to respond quickly to the needs of our individual and business customers and to tailor products and services to meet their needs.

         We seek to effectively meet the convenience and needs of customers through our extensive branch network that provides our customers at least one branch located within a 20-minute drive from all principal sectors of the St. Louis metropolitan area. Our 37 branches and 59 ATMs throughout the St. Louis metropolitan area also serve to increase recognition of the Allegiant name. In addition, we have sought to further enhance our name recognition by serving as the official bank of the St. Louis Rams football team since July 2000.

                                  STRATEGY

         We believe that our operating strengths and the following strategies position us for further asset and earnings per share growth:

         o Maintain strong asset quality while growing our commercial loan portfolio. While commercial loan growth is a priority, we remain focused on asset quality. Although our asset quality has been negatively impacted to some degree by our recent acquisitions, our ratio of non-performing assets to total assets improved from 0.93% at December 31, 2001 to 0.68% at December 31, 2002.

         o Continue to build our relationship-based sales culture. We foster an internal sales culture focused on increasing the number of products that we provide to our customers. Over the past several years, we have significantly improved our internal measures of how many banking products or services we sell to new customers in the first six months of our relationship with those customers. This improvement has resulted from various initiatives, including the recent implementation of an enhanced customer relationship management system to monitor results.

         o Expand our core deposit base. Expansion of our core deposit base will provide us with a cost-effective and stable source of funding for our loan portfolio. We have improved our non-interest bearing deposits to total deposits ratio from 10.0% at December 31, 2000 to 12.2% at December 31, 2002, which we attribute, to a significant extent, to our efforts to cross-sell deposit services to our commercial customers. We will continue to pursue strategies to increase our non-interest bearing deposits.

         o Increase our non-interest income. In order to diversify our sources of income and to reduce our dependence on net interest income, we are focused on increasing our non-interest income. Non-interest income as a percentage of our combined net interest income and non-interest income has increased from 17.0% in 2000 to 26.4% in 2002. Although our wealth management division has not historically contributed a significant portion of our total revenues, we believe that our acquisition of Investment Counselors, Incorporated, in conjunction with the trust operation we acquired in the Southside transaction, has positioned this division to contribute meaningful revenues to our franchise in the future. These acquired operations enable us to offer a more comprehensive selection of wealth management products and services to our customers.

         o Maintain strong expense controls. We have implemented a company-wide cost control initiative intended to enhance efficiencies throughout our organization that we refer to as "Project 2004." In addition, we consolidated our banking operations into one primary subsidiary, Allegiant Bank, during 2002. Our increased concentration on cost control efforts is reflected in the improvement of our efficiency ratio from 59.6% for the year ended December 31, 2000 to 54.0% for the year ended December 31, 2002.

         We believe growth of our average branch size and the resulting economies of scale contribute significantly to improving our efficiencies. We have 14 branches that we have owned since December 31, 1999 and which have not been combined with acquired branches. Average deposits per branch at these locations increased from $37.5 million at December 31, 1999 to $56.3 million at December 31, 2002, which we believe reflects the success of our strategy for achieving organic growth.

                                PROJECT 2004

         In August 2002, we announced the launch of Project 2004. The mission of Project 2004 is to improve our operating platform by leveraging our acquisition expertise internally. We are approaching this project as if we had acquired our own operations and have evaluated our systems and strategies in order to enhance our delivery of products and services to customers, to improve operating efficiencies and to provide increased revenue. Based on our evaluations, we have undertaken improvement initiatives, several of which have been completed.

         Of our major initiatives, we expect to realize increases in incremental revenue, beginning in the second half of 2003, at a rate of more than $750,000 annually from improvements in our retail banking sales training, measurement and tracking, and of up to $1.0 million annually from the implementation of a specialized marketing plan for our 11 smallest branches by deposit size. Our new sales measurement and tracking systems will improve management's ability to identify products and practices that are most profitable to us and focus our sales efforts on those products and practices. Our new training will improve our employees' ability to offer products to new and existing customers and to implement our most profitable practices. Our specialized marketing plan includes mail programs and special promotions directed to current and prospective customers in an effort to increase deposits at our smaller branches.

         In addition, in the first half of 2003 we will implement a new fee structure, operating procedures and electronic processing systems from which we expect to realize improvements in operating efficiencies and incremental revenue at a rate of up to $1.0 million annually. Operating efficiencies we expect to achieve include more efficient branch staffing, implementation of an automated credit scoring system for consumer lending and streamlining a variety of backroom functions such as loan document imaging. We expect to achieve increases in incremental revenue through fees on new customer services, including an overdraft protection program for electronic transactions. However, we cannot assure you that we will be able to realize all of the estimated revenues or efficiencies from our Project 2004 initiatives.

                               MANAGEMENT TEAM


         Our management team is comprised of experienced individuals who average more than 15 years in the banking or financial services industries. Currently, our directors and executive officers own approximately 25% of our outstanding common stock. Upon the completion of this offering, our directors and officers would own approximately 23% of our outstanding common stock.

                               *     *     *


         Our principal executive offices are located at 10401 Clayton Road, St. Louis, Missouri 63131, and our telephone number is (314) 692-8800.

                                                        THE OFFERING
Common Stock Offered........................................   1,700,000 shares

Common Stock Outstanding After
         the Offering.......................................   16,931,627 shares

Use of Proceeds.............................................   We will contribute substantially all of the net proceeds of this offering to the bank to strengthen its capital position, to support its anticipated loan growth and for other general corporate purposes. The bank will use a portion of the capital contributed to temporarily reduce short-term indebtedness, which may be reborrowed, if necessary, to fund loan growth.
                                                               We will use the remaining proceeds that are not contributed to the bank for general corporate and working capital purposes.

Dividends...................................................   Our quarterly dividends for the year ended 2002 totaled $0.26 per share. On March 24, 2003, our Board of Directors declared a dividend of $0.07 per share for the first quarter of 2003 payable on April 15, 2003 to our shareholders of record on
                                                               April 1, 2003.

Nasdaq National Market symbol...............................   ALLE

         The number of shares of common stock offered assumes the underwriters' over-allotment option is not exercised. If the over-allotment option is exercised in full, we will offer, issue and sell an additional 255,000 shares, and the common stock outstanding after this offering will be 17,186,627 shares.

         The number of shares outstanding after this offering set forth above does not give effect to 4,873,360 shares reserved for issuance under our stock option plans, of which options to purchase 1,091,534 shares at a weighted average price of $13.62 were outstanding at March 21, 2003.

                              FINANCIAL SUMMARY

         The following table sets forth certain historical financial data of Allegiant and its subsidiaries on a consolidated basis. This table should be read in conjunction with our historical consolidated financial statements and related notes incorporated by reference in this prospectus.

                                                      AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                           -------------------------------------------------------------
                                               2002          2001         2000        1999        1998
                                               ----          ----         ----        ----        ----
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
CONDENSED STATEMENT OF INCOME
Interest income .........................  $   123,205   $    96,423   $   71,973  $   52,112  $   49,218
Interest expense ........................       58,307        55,481       40,521      26,601      27,267
                                           -----------   -----------   ----------  ----------  ----------
   Net interest income ..................       64,898        40,942       31,452      25,511      21,951
Provision for loan losses ...............        8,599         5,000        3,500       2,546       2,420
Other non-interest income ...............       23,321        14,803        6,462       4,843       9,324
Other non-interest expense ..............       47,671        30,070       22,582      18,762      21,295
                                           -----------   -----------   ----------  ----------  ----------
   Income before income taxes ...........       31,949        20,675       11,832       9,046       7,560
Provision for income taxes ..............       10,552         7,553        4,797       3,644       3,026
                                           -----------   -----------   ----------  ----------  ----------
   Net income ...........................  $    21,397   $    13,122   $    7,035  $    5,402  $    4,534
                                           ===========   ===========   ==========  ==========  ==========

PER SHARE DATA
Basic earnings per share (1) ............  $      1.36   $      1.26   $     1.09  $     0.84  $     0.72
Diluted earnings per share (1) ..........         1.33          1.24         1.08        0.83        0.68
Dividends declared ......................         0.26          0.24         0.22        0.20        0.12
Book value at period end ................        10.36          9.08         8.75        7.73        7.36
Weighted average basic shares
   outstanding ..........................   15,767,619    10,447,845    6,460,250   6,450,639   6,250,910

BALANCE SHEET
Total assets ............................  $ 2,404,316   $ 2,170,479   $1,135,724  $  728,492  $  596,274
Investment securities ...................      455,082       463,637      134,296      60,797      54,780
Loans ...................................    1,702,909     1,419,796      813,971     615,191     495,669
Deposits ................................    1,768,032     1,687,615      858,084     548,466     450,766
Borrowed funds ..........................      399,735       269,218      174,951     112,221      93,817
Guaranteed preferred beneficial
   interest in subordinated
   debentures ...........................       57,250        57,250       17,250      17,250          --
Shareholders' equity ....................      167,242       138,068       77,806      47,991      48,104
Allowance for loan losses ...............       19,567        18,905       11,433       8,315       6,442

SELECTED RATIOS
Performance Ratios:
   Return on average assets .............         0.96%         0.94%        0.83%       0.83%       0.73%
   Return on average equity .............        13.88         13.59        13.21       10.60       10.14
   Net interest rate margin .............         3.19          3.17         3.99        4.17        3.82
   Efficiency ratio .....................        54.04         53.94        59.56       61.81       68.07
   Total loans to total assets ..........        70.83         65.41        71.67       84.45       83.13
Asset Quality Ratios:
   Nonperforming loans to total loans ...         0.92%         1.39%        0.38%       0.10%       0.36%
   Nonperforming assets to total assets..         0.68          0.93         0.29        0.14        0.30
   Allowance for loan losses to total
     loans ..............................         1.15          1.33         1.40        1.35        1.30
   Allowance for loan losses to
     nonperforming assets ...............       120.41         94.15       344.99      807.28      362.32
   Allowance for loan losses to
     nonperforming loans ................       125.12         95.92       366.09    1,324.20      362.32
   Net charge-offs to average loans .....         0.51          0.48         0.19        0.12        0.25
Allegiant Bancorp Capital Ratios:
   Total risk-based capital .............         9.97         10.01        10.79       10.23        8.68
   Tier 1 risk-based capital ............         8.75          8.11         9.53        8.80        7.42
   Tier 1 leverage capital ..............         7.07          6.32         8.71        7.47        5.83
   Equity to assets ratio ...............         6.96          6.36         6.85        6.59        8.07
   Tangible equity to tangible assets ...         4.66          3.86         5.95        5.06        6.07

-----------
(1) Based on weighted-average common shares outstanding.


                                     6



                                                      AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                           -------------------------------------------------------------
                                               2002          2001         2000        1999        1998
                                               ----          ----         ----        ----        ----
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Allegiant Bank Capital Ratios:
   Total risk-based capital..............        10.63         10.48        11.65       11.52       10.93
   Tier 1 risk-based capital.............         9.56          9.26        10.40       10.27        9.68
   Tier 1 leverage capital...............         7.78          7.62         9.50        8.89        7.61

OTHER DATA
Number of St. Louis metropolitan area
   branches at period period end (1).....           37            37           23          15          13

-----------
(1) Excludes two branches which we acquired in September 2001, that were sold in connection with the sale of Bank of Ste. Genevieve to First Banks, Inc. in March 2003.


         All share and per share amounts included above have been restated to reflect (1) a five-for-four stock split effected in January 1998 and
(2) a six-for-five stock split effected in January 1999.

         Our efficiency ratio is the quotient of our other non-interest expense over the sum of our net interest income and other non-interest income.

                                RISK FACTORS

         You should carefully consider the following risk factors before purchasing the shares offered by this prospectus. There could be other factors not listed below that may affect us.

OUR ALLOWANCE FOR LOAN LOSSES MAY NOT BE ADEQUATE TO COVER ACTUAL LOAN LOSSES, WHICH MAY REDUCE OUR NET INCOME.

         Our loan customers may not repay their loans according to their terms, and the customers' collateral securing the payment of their loans may be insufficient to assure repayment. Credit losses are inherent in the lending business and could harm our operating results.

         We make various assumptions and judgments about the collectibility of our loan portfolio and provide an allowance for potential losses based on a number of factors. If our assumptions are wrong, our allowance for loan losses may not be sufficient to cover our loan losses. We may have to increase the allowance in the future. Additions to our allowance for loan losses would decrease our net income.

OUR EXPOSURE TO CREDIT RISK AND LOAN LOSSES IS INCREASED BECAUSE WE FOCUS ON COMMERCIAL REAL ESTATE, COMMERCIAL BUSINESS AND CONSTRUCTION LENDING, WHICH COULD ADVERSELY AFFECT OUR EARNINGS AND FINANCIAL CONDITION.

         Commercial real estate, commercial business and construction lending generally involve a higher degree of credit risk than single-family residential lending. These loans involve larger loan balances to a single borrower or groups of related borrowers. These loans are also more susceptible to a risk of loss during a downturn in the business cycle. The underwriting, review and monitoring performed by our officers and directors cannot eliminate all of the risks related to these loans.

         Commercial real estate loans are dependent, in large part, on sufficient income from the property securing the loan to cover operating expenses and loan payments. In addition, many commercial real estate loans are not fully amortized over the loan period, but have balloon payments due at maturity. A borrower's ability to make a balloon payment typically will depend on being able to either refinance the loan or timely sell the underlying property.

         Our commercial business loans are typically based on the borrower's ability to repay the loan from the cash flow of the business. A business's cash flow depends substantially on the success of the business itself. In addition, the collateral securing the loans may depreciate over time, be difficult to appraise and fluctuate in value based on the success of the business.

         Risk of loss on a construction loan depends largely upon whether we properly estimate construction costs and a property's value at completion of construction. If the estimate of value is inaccurate, the value of the property securing our loans may be insufficient to ensure full repayment when completed through sale, a permanent loan or seizure of collateral.

ADVERSE CHANGES IN THE ECONOMIC CONDITIONS OF THE ST. LOUIS MARKET COULD RESULT IN GREATER LOAN DEFAULTS AND DEVALUATION OF OUR COLLATERAL.

         Our success depends to a great extent upon the general economic conditions of the St. Louis metropolitan area. Unlike larger banks that are more geographically diversified, we primarily provide banking and financial services to customers in the St. Louis metropolitan area. In particular, the ability of the borrowers to repay and the value of collateral securing our commercial real estate, commercial business and construction loans, may be impacted by local economic conditions. Favorable economic conditions may not always exist in our market.

DIFFICULTIES IN MANAGING OPERATING RISKS RESULTING FROM OUR GROWTH MAY ADVERSELY AFFECT OUR EARNINGS AND FINANCIAL CONDITION.

         We have developed risk management policies and procedures to monitor and manage operating risks in connection with our growth. Our risk management methods may not be effective because we may have failed to properly identify our operating risks and because certain of the risks that we will face in the future may be different in nature or magnitude than those we have faced in the past.

FUTURE GROWTH THROUGH ACQUISITIONS MAY SUBJECT US TO SPECIAL RISKS WHICH MAY NEGATIVELY IMPACT OUR EARNINGS AND OUR FINANCIAL CONDITION.

         Integrating acquired businesses poses operating risks such as:

         o  diversion of our management's time and attention;

         o impairment of relationships with, and the loss of, key employees and customers; and

         o incurrence of unexpected expenses from integrating previously disparate operations and personnel.

         In addition to operating risks, acquiring other financial institutions or other businesses involves risks commonly associated with acquisitions, including:

         o exposure to unknown or contingent liabilities of an acquired financial institution or business;

         o potential asset quality issues of an acquired financial institution or business;

         o increases in leverage and decreases in liquidity if we borrow to finance an acquisition or to maintain an appropriate level of regulatory capital; and

         o dilution to our shareholders if we use our common stock as consideration for the acquisition.

IT MAY BE DIFFICULT FOR US TO MAINTAIN OUR HISTORICAL GROWTH RATE, WHICH MAY ADVERSELY IMPACT OUR RESULTS OF OPERATIONS.

         We have completed various acquisitions and opened additional branches in the past few years that have significantly enhanced our rate of growth. We may not continue to sustain this rate of growth or grow at all. Competition for suitable acquisition candidates is intense. We may target acquisition candidates that a variety of larger financial institutions with substantially greater resources than us also may be interested in acquiring, which may make it more difficult or expensive for us to acquire potential candidates.

THE LOSS OF CERTAIN KEY PERSONNEL COULD ADVERSELY AFFECT OUR OPERATIONS.

         Our success depends in large part on retaining the services of a limited number of our key management, lending and other banking personnel. We will likely undergo a difficult transition period if we lose the services of any of these individuals.

         Our success also depends on the experience of the managers of our branches and our lending officers and on their relationships with the the communities and the customers they serve. The loss of these key persons could negatively impact the affected banking operations. We may not be able to retain our current key personnel or attract additional qualified key persons as needed.

CHANGES IN INTEREST RATES COULD ADVERSELY AFFECT OUR EARNINGS; AT PRESENT, WE EXPECT THAT OUR ASSETS WOULD REPRICE FASTER THAN OUR LIABILITIES IN A DECLINING INTEREST RATE ENVIRONMENT, RESULTING IN A DECREASE IN OUR NET INTEREST INCOME IF MARKET INTEREST RATES DECLINE.

         Like other financial institutions, net interest income will affect our results of operations. Net interest income is the difference between interest earned on loans and investments and interest expense incurred on deposits and other borrowings. Our net interest income will be impacted by changes in market rates of interest, the interest rate sensitivity of our assets and liabilities, prepayments on our loans and investments and limits on increases in the rates of interest charged on our residential real estate loans.

         Certain of our assets and liabilities may react in different degrees to changes in market interest rates. In addition, interest rates on some types of assets and liabilities may fluctuate prior to changes in broader market interest rates, while rates on other types may lag behind. We continually take measures intended to manage the risks from changes in market interest rates, including using derivatives and other interest-sensitive instruments to manage our interest rate risk. These investments may not perform as we anticipate and may not reduce interest rate exposure in the manner or with the precision we intended. In addition, our position is slightly asset-sensitive and, therefore, in a declining interest rate environment, our net interest income will decrease because our assets will reprice faster than our liabilities.

CHANGES IN INTEREST RATES ARE NOT PREDICTABLE AND MAY ADVERSELY AFFECT OUR EARNINGS.

         We will not be able to predict or control changes in interest rates. Market interest rates are affected by regional and local economic conditions, as well as monetary policies of the Board of Governors of the Federal Reserve. The following factors also may affect market interest rates:

         o  inflation or deflation;

         o  slow or stagnant economic growth or recession;

         o  unemployment;

         o  money supply;

         o  international disorders;

         o  instability in domestic and foreign financial markets; and

         o  other factors beyond our control.

Market interest rates will impact the amounts earned on our assets such as loans and securities and the amounts paid on our liabilities such as deposits and borrowings.

OWNERSHIP OF OUR COMMON STOCK BY INSIDERS LIMITS THE ABILITY OF OTHER SHAREHOLDERS TO EXERT CONTROL OVER OUR ORGANIZATION.


         Currently, our directors and executive officers own approximately 25% of our outstanding common stock. Upon the completion of this offering, our directors and officers would own approximately 23% of our outstanding common stock. As a result, these insiders will effectively control the election of our Board of Directors and thus our direction and future operations. Our other shareholders may therefore lack an effective vote with respect to these matters.


WE CONTINUALLY ENCOUNTER TECHNOLOGICAL CHANGE, AND WE MAY HAVE FEWER RESOURCES THAN MANY OF OUR COMPETITORS TO CONTINUE TO INVEST IN
TECHNOLOGICAL IMPROVEMENTS, WHICH COULD REDUCE OUR ABILITY TO EFFECTIVELY
COMPETE.

         The financial services industry is undergoing rapid technological changes with frequent introduction of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services to enhance customer convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We cannot assure you that we will be able to effectively implement new technology-driven products and services, which could reduce our ability to effectively compete.

COMPETITION FROM OTHER FINANCIAL INSTITUTIONS WHICH HAVE GREATER RESOURCES OR WHICH ARE SUBJECT TO LESS REGULATION THAN US MAY ADVERSELY AFFECT OUR PROFITABILITY.

         We operate in a competitive environment. In the St. Louis metropolitan area, other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, investment advisers, financial planners and other financial intermediaries offer similar services. Many of these competitors have substantially greater resources and lending limits and may offer certain services that we do not currently provide. In addition, the extensive regulations that govern us and our banks may not apply to some of our non-bank competitors. Our profitability depends upon the ability of Allegiant Bank to compete in our market area.

WE ARE SUBJECT TO EXTENSIVE AND CONSTANTLY CHANGING REGULATION WHICH SIGNIFICANTLY AFFECTS OUR BUSINESS.

         The banking industry is heavily regulated under both federal and state law. These regulations are primarily intended to protect depositors and the Federal Deposit Insurance Corporation, not creditors or shareholders. We and our non-bank subsidiaries also are subject to the supervision of the Federal Reserve Board, in addition to other regulatory organizations. Regulations affecting banks and financial services companies undergo continuous change, and the ultimate effect of such changes cannot be predicted. Federal and state governments may modify regulations and laws at any time, and may enact new legislation. In addition to laws and regulations affecting our banking business, compliance with other laws, including the corporate governance standards set forth in the recently enacted Sarbanes-Oxley Act of 2002, regulatory requirements and Nasdaq National Market standards impose administrative costs and burdens on us.

TERRORIST ATTACKS AND THREATS, ESCALATION OF MILITARY ACTIVITY IN RESPONSE TO SUCH ATTACKS OR ACTS OF WAR MAY NEGATIVELY AFFECT OUR EARNINGS AND FINANCIAL CONDITION.

         Our business is affected by general economic conditions, fluctuations in consumer confidence and spending, and market liquidity, which can decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war. The deterioration of the domestic economy could cause an increase in delinquencies in our loan portfolio and loan losses. Future terrorist attacks, like the 2001 attacks in the United States, as well as events occurring in response to, or in connection with, the attacks, including rumors or threats of war, actual conflicts involving the United States or its allies, or military disruptions could materially adversely affect our business, financial condition and results of operations.

MANAGEMENT HAS DISCRETIONARY USE OF THE PROCEEDS OF THIS OFFERING.

         We will contribute substantially all of the net proceeds of this offering to the bank to strengthen its capital position, to support its anticipated loan growth and for other general corporate purposes. The bank will use a portion of the capital contributed to temporarily reduce short-term indebtedness, which may be reborrowed, if necessary, to fund loan growth. We will use the remaining proceeds that are not contributed to the bank for general corporate and working capital purposes. Accordingly, our management will have broad discretion over how to utilize the majority of the net proceeds of this offering. You will be relying on the judgment of our management regarding application of these proceeds.

THERE IS A LIMITED TRADING MARKET FOR OUR COMMON STOCK AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE PRICE YOU PAY FOR THEM.

         The price of our common stock that you purchase in this offering may decrease significantly. Our common stock is quoted on the Nasdaq National Market under the symbol "ALLE." A public trading market having the desired characteristics of liquidity and order depends on the presence in the market of willing buyers and sellers at any given time. While each of the underwriters is currently a market maker in our common stock on the Nasdaq National Market, none of them is obligated to remain a market maker. The presence of willing buyers and sellers depends on the individual decisions of investors and general economic conditions, all of which are beyond our control.

FUTURE SALES OF SHARES OF OUR COMMON STOCK IN THE PUBLIC MARKET, OR THE PERCEPTION THAT SUCH SALES MAY OCCUR, MAY DEPRESS OUR STOCK PRICE.

         If our existing shareholders sell our common stock in the public market following this offering, or if there is a perception that these sales may occur, the market price of our common stock could decline. Following completion of this offering, our directors and executive officers will own approximately 3.8 million shares of common stock (not including shares issuable upon the exercise of options or restricted securities) that are tradable in the public market, subject to limited restrictions imposed by federal securities laws, beginning 180 days after this offering. In addition, our Board of Directors has the authority to issue up to 20% more shares of our authorized but unissued common stock without the vote of our shareholders. Additional issuances of our common stock would dilute the percentage ownership of existing shareholders and may dilute the per share book value of our common stock.

ANTI-TAKEOVER PROVISIONS MAY DELAY OR PREVENT AN ACQUISITION BY A THIRD
PARTY.

         Provisions in our Restated Articles of Incorporation and Bylaws and the corporate laws of the State of Missouri may discourage potential acquisition proposals and could delay or prevent a change in control. These provisions include a staggered board, a supermajority voting requirement for certain mergers and asset sales and the right of our Board of Directors to consider the interests of non-shareholder constituencies in connection with acquisition proposals. Furthermore, federal banking laws and regulations require the Federal Reserve Board's approval prior to acquisition of "control" of a bank holding company. These provisions, laws and regulations could delay or prevent a transaction that might otherwise result in a premium over then-current market prices for holders of our shares, and may limit the ability of our shareholders to approve transactions that they may deem to be in their best interests.

OUR ABILITY TO PAY DIVIDENDS ON OUR COMMON STOCK IS LIMITED.

         Our ability to pay dividends on our common stock largely depends on our receipt of dividends from our bank. The amount of dividends that our bank may pay to us is limited by federal and state banking laws and regulations which require the bank to satisfy certain capitalization requirements. Moreover, we may decide to limit the payment of dividends even when we have the legal ability to pay dividends in order to retain earnings for use in our business. In addition, if interest payments required in connection with trust preferred securities issued by two of our subsidiaries are not made or suspended or if we fail to comply with certain covenants under our term loan agreement, we are contractually prohibited from paying dividends on our common stock.

          CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

         o the results of our efforts to implement our business strategy, including Project 2004;

         o adverse changes in the bank's loan portfolio and the resulting credit risk-related losses and expenses;

         o our ability to manage our growth, including the successful expansion of the customer support, administrative infrastructure and internal management systems necessary to manage that growth;

         o  our ability to attract core deposits;

         o adverse changes in the economy of our market area that could increase credit-related losses and expenses;

         o adverse changes in real estate market conditions that could negatively affect credit risk;

         o the consequences of continued bank acquisitions and mergers in our market area, resulting in fewer but much larger and financially stronger competitors, which could increase competition for financial services to our detriment;

         o fluctuations in interest rates and market prices, which could negatively affect net interest margins, asset valuations and expense expectations;

         o changes in regulatory requirements of federal and state agencies applicable to bank holding companies and our present and future bank subsidiaries;

         o  changes in accounting principles;

         o  general economic conditions;




         o other factors discussed in the "Risk Factors" section of this prospectus; and

         o other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.

         We undertake no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the events discussed in any forward-looking statements in this prospectus might not occur.

                               USE OF PROCEEDS


         We estimate that the net proceeds to us from the sale of the 1,700,000 shares of our common stock will be approximately $26.2 million ($30.2 million if the underwriters' over-allotment option is exercised in full). Our estimate is based on an assumed offering price of $16.60 per share (the closing sale price of our common stock on March 26, 2003), after deducting the underwriting discount and estimated offering expenses of $325,000.

         We will contribute substantially all of the net proceeds of this offering to the bank to strengthen its capital position, to support its anticipated loan growth and for other general corporate purposes. The bank will use a portion of the contributed capital to temporarily reduce short-term indebtedness, including the borrowings currently outstanding under a credit facility with the Federal Home Loan Bank, which may be reborrowed, if necessary, to fund loan growth. The borrowings to be repaid accrue interest at a weighted average rate of 6.1% per annum and have a weighted average maturity of approximately seven months. The bank also may use a portion of the net proceeds to open new branches or acquire businesses or branch locations in the future. Other than an agreement to acquire a St. Louis branch of Heartland Bank with approximately $23.5 million in related deposit liabilities, we have no present understandings or agreements or definitive plans relating to any specific acquisitions. We intend to use any remaining proceeds not contributed to the bank for general and working capital purposes.


         We have not yet determined the amount of net proceeds to be used specifically for each of the foregoing purposes. Accordingly, our management will have significant flexibility in applying the net proceeds from this offering. Pending their use as described above, we may invest the net proceeds from this offering in bank-qualified investments.


                    MARKET FOR COMMON STOCK AND DIVIDENDS

         Our common stock is listed for quotation on the Nasdaq National Market under the symbol "ALLE." As of March 21, 2003, there were 1,697 shareholders of record of our common stock.


         Set forth below are the high and low last sale prices for our common stock (as reported by the Nasdaq National Market) for each quarter of 2001, 2002 and 2003 (through March 26, 2003) as well as the amount of cash dividends per share we declared in each quarter.

                                                                     HIGH      LOW    DIVIDEND
                                                                     ----      ---    --------
YEAR ENDED DECEMBER 31, 2001
    First Quarter..............................................     $11.31   $ 8.88    $0.060
    Second Quarter.............................................      12.73     9.60     0.060
    Third Quarter..............................................      14.99    10.53     0.060
    Fourth Quarter.............................................      13.81    11.40     0.060

YEAR ENDED DECEMBER 31, 2002
    First Quarter..............................................     $17.50   $13.45    $0.065
    Second Quarter.............................................      19.00    15.72     0.065
    Third Quarter..............................................      18.80    15.02     0.065
    Fourth Quarter.............................................      18.24    15.99     0.065

YEAR ENDING DECEMBER 31, 2003
    First Quarter (through March 26, 2003).....................     $18.34   $16.59    $0.070

         On March 26, 2003, the closing sale price for our common stock, as reported on the Nasdaq National Market, was $16.60 per share.

         In 2001, we declared four quarterly cash dividends on our common stock of $0.060 per share, for an aggregate amount of approximately $2.1 million. In 2002, we declared four quarterly cash dividends on our common stock of $0.065 per share, for an aggregate amount of approximately $4.0 million. On March 24, 2003 our board of directors declared a dividend of $0.070 per share for the first quarter of 2003 that is payable on April 15, 2003 to our shareholders of record as of April 1, 2003. Purchasers of shares in this offering will not be paid this dividend on the shares they purchase in the offering.

         We generally declare and pay cash dividends quarterly. Because substantially all of the funds available for the payment of cash dividends are derived from the bank, future cash dividends will depend primarily upon the bank's earnings, financial condition and need for funds, as well as government policies and regulations applicable to the bank and us. As of December 31, 2002, the net profits of the bank available for distribution to us as dividends without regulatory approval were approximately $70.6 million. If required payments on outstanding trust preferred securities issued by two of our subsidiaries are not made or suspended or if we fail to comply with certain covenants under our term loan agreement, we will be prohibited from paying dividends on our common stock.

                               CAPITALIZATION



         The following tables set forth our unaudited consolidated capitalization and regulatory capital ratios (1) at December 31, 2002, (2) on a pro forma basis to reflect the March 2003 sale of our wholly-owned banking subsidiary, Bank of Ste. Genevieve, to First Banks, Inc. in exchange for 974,150 shares of our common stock as if the transaction had been completed as of December 31, 2002, and (3) on a pro forma basis to reflect the sale of Bank of Ste. Genevieve to First Banks, Inc. as if the transaction had been completed as of December 31, 2002 and on an as adjusted basis to reflect the sale of 1,700,000 shares of common stock offered by us pursuant to this prospectus at an assumed public offering price of $16.60 per share and the application of the estimated net proceeds from the sale. This information should be read in conjunction with our consolidated financial statements and notes thereto incorporated by reference in this prospectus.

                                                                                  DECEMBER 31, 2002
                                                                  ------------------------------------------------
                                                                                                        PRO FORMA
                                                                      ACTUAL         PRO FORMA(1)      AS ADJUSTED
                                                                     --------        ------------      -----------
                                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INDEBTEDNESS
Bank borrowings................................................      $ 35,000          $ 35,000         $ 35,000
Other short-term borrowings....................................        59,882            59,882           59,882
Federal Home Loan Bank advances................................       304,853           303,239          303,239
Guaranteed preferred beneficial interest in
   subordinated debentures.....................................        57,250            57,250           57,250
                                                                     --------          --------         --------
   Total indebtedness..........................................      $456,985          $455,371         $455,371
                                                                     ========          ========         ========

SHAREHOLDERS' EQUITY
Common stock, $0.01 par value; 30,000,000 shares authorized;
   16,146,804 shares outstanding actual; 15,172,654 shares
   pro forma; 16,872,654 shares pro forma as adjusted (2)......      $    161          $    152         $    169
Capital surplus................................................       119,933           119,640          145,824
Retained earnings..............................................        44,614            45,132           45,132
Treasury stock, at cost; no shares outstanding actual; 974,150
   shares pro forma and pro forma as adjusted..................            --           (17,749)         (17,749)
Accumulated other comprehensive income.........................         2,534             2,167            2,167
                                                                     --------          --------         --------
   Total shareholders' equity..................................       167,242           149,342          175,544
                                                                     --------          --------         --------
Total capitalization...........................................      $224,492          $206,592         $232,794
                                                                     ========          ========         ========

Book value per share...........................................      $  10.36          $  10.01         $  10.57
Tangible book value per share (3)..............................      $   6.76          $   6.37         $   7.30

                                                                               DECEMBER 31, 2002
                                        "WELL-         -----------------------------------------------------------------
                                     CAPITALIZED"                                                         PRO FORMA
                                     STANDARD(4)              ACTUAL               PRO FORMA             AS ADJUSTED
                                ---------------------  --------------------  --------------------   --------------------
                                ALLEGIANT   ALLEGIANT  ALLEGIANT  ALLEGIANT  ALLEGIANT  ALLEGIANT   ALLEGIANT  ALLEGIANT
                                  BANK       BANCORP     BANK      BANCORP     BANK      BANCORP      BANK      BANCORP
                                ---------   ---------  ---------  ---------  ---------  ---------   ---------  ---------
CAPITAL RATIOS
Total risk-based capital ratio    10.00%       N/A      10.63%       9.97%    10.63%      9.47%      11.85%     10.83%
Tier 1 risk-based capital ratio    6.00        N/A       9.56        8.75      9.56       8.26       10.79       9.62
Tier 1 leverage capital ratio      5.00        N/A       7.78        7.07      7.78       6.76        8.81       7.87

(1) Pro forma information reflects the following adjustments in respect of the March 2003 sale of Bank of Ste. Genevieve:

    o Federal Home Loan Bank advances have been reduced by $1,614 to reflect elimination of the advances drawn by Bank of Ste. Genevieve;

    o Common stock has been reduced by $9 to adjust the par value of remaining shares outstanding;

(footnotes continued on following page)

                                     16



    o Capital surplus has been: increased by $9 to offset the reduction in the par value of remaining shares outstanding; increased by $367 to offset the adjustment in accumulated other comprehensive income due to the elimination of Bank of Ste. Genevieve; increased by $17,749 to reflect the market value of the Allegiant shares received in the sale; and decreased by $18,418 to reflect the elimination of Bank of Ste. Genevieve's shareholders' equity arising from the sale;

    o Retained earnings have been increased by $518 to reflect the closing cash dividend to Allegiant provided under the sale agreement;

    o Treasury stock has been increased $17,749 to reflect the market value of the Allegiant shares acquired in the sale; and

    o Accumulated other comprehensive income has been decreased by $367 to reflect the elimination of Bank of Ste. Genevieve's accumulated other comprehensive income arising from the sale.

    As a result of the above adjustments, on a pro forma basis Allegiant's total indebtedness is reduced by $1,614 and its total shareholders' equity and capitalization are reduced by $17,900.

(2) The number of shares outstanding does not give effect to 4,873,360 shares reserved for issuance under our stock option plans (of which options to purchase 1,091,536 shares at a weighted average price of $13.62 were outstanding).

(3) Tangible book value per share equals total assets, less intangible assets, including goodwill, divided by the number of shares outstanding or assumed to be outstanding.

(4) Reflects the minimum amount of capital necessary to meet the "well-capitalized" regulatory standard for banks. As of December 31, 2002, we exceeded the minimum "well-capitalized" standard for all Tier 1 leverage, Tier 1 risk-based capital and total risk-based capital ratios. Upon completion of this offering, we will meet the "well-capitalized" standard for all three risk capital measures.

                                 MANAGEMENT

         The following table sets forth certain information regarding our directors and executive officers:


NAME                                  AGE                             POSITION
----                                  ---                             --------
Marvin S. Wool.........................74        Chairman of the Board
Shaun R. Hayes.........................43        Director, President and Chief Executive Officer
Robert L. Chambers.....................41        Director
Leland B. Curtis.......................59        Director
Kevin R. Farrell.......................51        Director and Secretary
Richard C. Fellhauer...................61        Director
Leon A. Felman.........................68        Director
Douglas P. Helein......................51        Director
Michael R. Hogan.......................49        Director
C. Virginia Kirkpatrick................69        Director
Nancy C. Pechloff......................50        Director
Thomas M. Teschner.....................46        Director
Robert E. Wallace, Jr..................47        Director
John L. Weiss..........................48        Director
Lee S. Wielansky.......................51        Director
Jeffrey S. Schatz......................45        Executive Vice President and Chief Financial Officer
Paul F. Glarner........................54        Executive Vice President and Chief Lending Officer
Arthur E. Weiss........................43        Senior Vice President, Wealth Management
Thomas A. Daiber.......................45        Executive Vice President


         Marvin S. Wool has served as a director since March 1990 and as our Chairman and Chairman of our bank since March 1992. From March 1992 through 1998, Mr. Wool served as our Chief Executive Officer. For more than the past five years, Mr. Wool has served as the President and Chief Executive Officer of Dash Multi-Corp, Inc., the holding company for subsidiary companies that are in the chemical, cloth coating, carpet and rubber products industries.

         Shaun R. Hayes has served as a director and our President since 1989 and became our Chief Executive Officer in January 1999. Additionally, Mr. Hayes has served as a director of our bank since 1990, and as President and Chief Executive Officer of our bank since May 1992.

         Robert L. Chambers has served as a director since December 2000. Mr. Chambers has been President of Huntleigh Securities Corp., a securities brokerage company, since September 2000. Prior to that time, he was Chief Executive Officer of K.W. Chambers & Co., a regional, full-service broker/dealer, for more than five years.

         Leland B. Curtis has served as a director since April 1996 and was a director of our bank from May 2000 to November 2001. Mr. Curtis has been a partner at Curtis, Oetting, Heinz, Garrett & O'Keefe, P.C., a law firm located in St. Louis, Missouri, for more than five years.

         Kevin R. Farrell has served as a director since June 1989, as our Secretary since 1994 and as a director of our bank since 1990. Mr. Farrell has been President of Great Ledge Development, Inc., formerly St. Louis Steel Products, Inc., a metal forming company, since its founding in 1990.

         Richard C. Fellhauer has served as a director since December 2000. Mr. Fellhauer has been one of the bank's Senior Vice Presidents since November 2000. Prior to that time, Mr. Fellhauer was the President, Chief Executive Officer and Chairman of the Board of Equality Bancorp, the holding company for Equality Savings Bank, from 1982 to November 2000.

         Leon A. Felman has served as a director since 1992 and as a director of our bank since May 2000. Mr. Felman's business activities have been private investment in financial institutions since 1999. For more than 30 years before that time, he was associated with Sage Systems, Inc., a franchisee of Arby's restaurants in the St. Louis area, and served as its President and Chief Executive Officer. Mr. Felman serves on the board of directors of Dynex, Inc., a Richmond, Virginia-based mortgage real estate investment trust listed on the New York Stock Exchange.

         Douglas P. Helein has served as a director since October 2001. Mr. Helein has been an insurance broker for Welsch, Flatness & Lutz, Inc., an insurance agency, for more than the past five years.

         Michael R. Hogan has served as a director since October 2000. Mr. Hogan has been Chief Administrative Officer, Chief Financial Officer and Vice President of Sigma-Aldrich Corporation, a life science company, since April 1999. Prior to that time, he served three years as Corporate Vice President and Controller for Monsanto Company, a St. Louis based manufacturer of agriculture and biotechnology products and other consumer products.

         C. Virginia Kirkpatrick has served as a director and as a director of our bank since March 1990. Ms. Kirkpatrick has been President of CVK Personal Management & Training Specialists, a business consulting and human resource management firm, since 1982.

         Nancy C. Pechloff has served as a director since November 2002. Ms. Pechloff has been an Adjunct Professor of Accounting at the Olin School of Business at Washington University in St. Louis since September 2002. Prior to that time, she was a Senior Audit Partner for 29 years at Arthur
Andersen LLP.

         Thomas M. Teschner has served as a director and as a director of our bank since October 2001. Mr. Teschner has been a private investor since October 2001. Prior to that time, he was the President and Chief Executive Officer of Southside Bancshares Corp., the holding company for South Side National Bank, from 1992 through September 2001.

         Robert E. Wallace, Jr. has served as a director since October 2000. Mr. Wallace has been the Senior Vice President of Administration/General Counsel of the St. Louis Rams, a professional football team, since 1995.

         John L. Weiss has served as a director since March 1999 and as a director of our bank since May 1997. Mr. Weiss has been President of Brentwood Volvo, an automobile dealership in St. Louis, Missouri, for more than 15 years and has been the General Manager of Feld Toyota, an automobile dealership located in St. Louis, since February 2000.

         Lee S. Wielansky has served as a director since 1990, was a director of our bank from January 1999 to November 2001 and served as Vice Chairman of our bank from February 1999 to November 2001. Mr. Wielansky has been the President and Chief Executive Officer of JDN Development Company since November 2000 and a member of its board of directors since February 2001. He has been a member of the board of directors of Acadia Realty, a New York Stock Exchange-listed real estate investment trust, since June 2000. Prior to that time, he was Managing Director of Investments and a member of the board of directors of Regency Realty Corporation, a publicly-held real estate investment trust, for more than three years.

         Jeffrey S. Schatz has served as one of our Executive Vice Presidents and our Chief Financial Officer since February 2003. Prior to becoming our Chief Financial Officer, Mr. Schatz served as our Chief Operations Officer since January 2000. Prior to joining us, Mr. Schatz served as Senior Vice President - Funds Management of Sky Financial Group, Inc., a Bowling Green, Ohio bank holding company, for more than nine years.

         Paul F. Glarner has served as one of our Executive Vice Presidents and our Chief Lending Officer since 1997. Prior to joining us, Mr. Glarner served as an officer of Mercantile Bank, now U.S. Bank, for more than five years.

         Arthur E. Weiss has served as our Senior Vice President of Wealth Management since 2000. Prior to joining us, Mr. Weiss served as the President of The Weiss Group, Inc., an accounting and consulting firm. He founded the firm in 1991 and sold it to a publicly-traded company in 1998. From 1982 to 1991 Mr. Weiss was a tax manager with a Big 5 public accounting firm.


         Thomas A. Daiber served as one of our Executive Vice Presidents from May 1999 until March 2003. Mr. Daiber served as our Chief Financial
Officer from May 1999 until February 2003. In March 2003, Mr. Daiber resigned from his Executive Vice President position to become Chairman, President and Chief Executive Officer of Aviston Financial Corporation and Chairman and
Chief Executive Officer of the State Bank of Aviston in southwestern Illinois on a full-time basis. Mr. Daiber was hired by us in March 1997 and served as our Director of Internal Auditing prior to becoming our Chief Financial Officer.

          STOCK OWNERSHIP OF MANAGEMENT AND PRINCIPAL SHAREHOLDERS

         The table below sets forth the beneficial ownership of our common stock as of March 21, 2003, of each person we know to beneficially own 5% or more of the common stock, each of our directors, the executive officers named individually in our most recent proxy statement and all of our directors and executive officers as a group. The number of beneficially owned shares includes shares over which the named person, directly or indirectly through any contract, arrangement, understanding, relationship or otherwise, has or shares (1) voting power, which includes the power to vote, or direct the voting of, such security; or (2) investment power, which includes the power to dispose of, or to direct the disposition of, such security. All shares of a named person are deemed to be subject to that person's sole voting and investment power unless otherwise indicated. Shares subject to stock options are included as outstanding shares of common stock, except if these options are not exercisable within 60 days after March 21, 2003.


                                                                             NUMBER OF SHARES         PERCENT OF
NAME OF BENEFICIAL OWNER                                                  BENEFICIALLY OWNED (1)     COMMON STOCK
------------------------                                                  ----------------------     ------------
First Banks, Inc. (2)....................................................        1,205,929               7.4%
Robert L. Chambers (3)...................................................           32,945                 *
Leland B. Curtis (4).....................................................           58,860                 *
Kevin R. Farrell (5).....................................................          362,688               2.2
Richard C. Fellhauer (6).................................................          155,663               1.0
Leon A. Felman (7).......................................................        1,297,511               8.0
Shaun R. Hayes (8).......................................................          555,185               3.4
Douglas P. Helein (9)....................................................          310,722               1.9
Michael R. Hogan (10)....................................................           22,500                 *
C. Virginia Kirkpatrick (11).............................................          155,804               1.0
Nancy C. Pechloff (12)...................................................            2,679                 *
Thomas M. Teschner (13)..................................................          203,827               1.3
Robert E. Wallace, Jr. (14)..............................................           18,242                 *
John L. Weiss (15).......................................................           38,954                 *
Lee S. Wielansky (16)....................................................          153,628               1.0
Marvin S. Wool (17)......................................................          791,573               4.9
Jeffrey S. Schatz (18)...................................................           38,362                 *
Paul F. Glarner (19).....................................................           60,351                 *
Arthur E. Weiss (20).....................................................           22,935                 *
Thomas A. Daiber (21)....................................................           49,504                 *

All directors and executive officers as a group (19 persons) (22)........        4,331,932              25.9%

--------------
*     Less than 1%

(1) Except as otherwise indicated, each individual has sole voting and investment power over the shares listed beside his or her name and is deemed to own shares issuable upon the exercise of stock options which were exercisable at March 21, 2003 or which were to become exercisable within 60 days thereafter. The percentage calculations for beneficial ownership are based upon 16,205,777 shares of our common stock that were issued and outstanding as of March 21, 2003, plus, with respect to each individual and for all directors and executive officers as a group, the number of shares subject to options that may be acquired upon exercise within 60 days after March 21, 2003.

(2) First Banks, Inc.'s address is 135 North Meramec, Clayton, Missouri 63105. The number of shares reported beneficially owned by First Banks, Inc. is based upon information furnished by our transfer agent, UMB Bank, n.a. In March 2003, First Banks, Inc. acquired our wholly-owned banking subsidiary, Bank of Ste. Genevieve, in exchange for approximately 974,150 shares of Allegiant common stock held by First Banks, Inc. Immediately after the transaction, First Banks, Inc. owned approximately 231,779 shares, or 1.5%, of our outstanding common stock.

(3) Total includes 17,734 shares subject to stock options exercisable within 60 days.

(4) Total includes 14,533 shares held jointly with Mr. Curtis's spouse, 13,464 shares held in Mr. Curtis's IRA plan, 5,971 shares held in the Curtis, Oetting, et. al profit sharing plan, and 24,850 shares subject to stock options exercisable within 60 days.

(footnotes continued on following page)

                                     21


(5) Total includes 196,509 shares held of record by Pentastar Family Holdings, Inc., 96,052 shares held of record by Cuttyhunk Investments, LLC, 1,771 shares held by Fidelity Investments as Trustee for the IRA of Mr. Farrell's spouse, 1,512 shares held by NFSC/FMTC as Trustee for the IRA of Mr. Farrell's spouse, 54,011 shares held by Fidelity Investments in Mr. Farrell's IRA plans, and 9,950 shares subject to stock options exercisable within 60 days.

(6) Total includes 23,229 shares held jointly with Mr. Fellhauer's spouse, 1,839 shares held by Mr. Fellhauer as custodian for his two children, 3,661 shares held in the IRA account of Mr. Fellhauer's spouse, 77,171 shares held subject to our section 401(k) plan, 23,035 shares held in Mr. Fellhauer's IRA plan, 383 shares held jointly with Michael Walsh, and 25,734 shares subject to stock options exercisable within 60 days.

(7) Total includes 62,400 shares held in the Leon A. Felman Family Trust of which Mr. Felman is the voting trustee, 1,179,600 shares held in the Felman Family Partnership, LP of which Mr. Felman is the voting partner, and 5,000 shares subject to stock options exercisable within 60 days. Mr. Felman's address is 2122 Kratky Road, St. Louis, Missouri 63114.

(8) Total includes 5,140 shares held for the benefit of Mr. Hayes's children as to which he has voting rights, 2 shares held of record by Mr. Hayes's spouse; 4,425 shares held subject to our section 401(k) plan, 21,000 shares of restricted stock, and 118,074 shares subject to stock options exercisable within 60 days.

(9) Total includes 5,000 shares subject to stock options exercisable within 60 days.

(10) Total includes 12,500 shares subject to stock options exercisable within 60 days.

(11) Total includes 16,033 shares held jointly with Ms. Kirkpatrick's spouse, 3,015 shares held of record by Ms. Kirkpatrick's spouse, 25,927 shares held in the IRA of Ms. Kirkpatrick's spouse, 7,118 shares held jointly with Ms. Kirkpatrick's children, 9,950 shares held in Ms. Kirkpatrick's SEP account, and 14,950 shares subject to stock options exercisable within 60 days.

(12)  All shares are held as tenants by the entirety with Ms. Pechloff's spouse.

(13) Total includes 23,958 shares held jointly with Mr. Teschner's spouse, and 5,000 shares subject to stock options exercisable within 60 days.

(14) Total includes 5,741 shares held jointly with Mr. Wallace's spouse, and 12,500 shares subject to stock options exercisable within 60 days.

(15) Total includes 3,256 shares held in the IRA account of Mr. Weiss's spouse, 723 shares held jointly with Mr. Weiss's spouse, 750 shares held jointly with Mr. Weiss's mother, 5,967 shares held in Mr. Weiss's IRA plan, and 18,094 shares subject to stock options exercisable within 60 days.

(16) Total includes 24,850 shares subject to stock options exercisable within 60 days.

(17) Total includes 76,005 shares held by the Dash Multi-Corp. Pension Plan, 63,636 shares held in trusts for the benefit of Mr. Wool's children, 11,216 shares held jointly with Mr. Wool's spouse, and 47,845 shares subject to stock options exercisable within 60 days.

(18) Total includes 1,162 shares held subject to our section 401(k) plan, 3,000 shares held jointly with Mr. Schatz's spouse, 12,000 shares of restricted stock, and 22,200 shares subject to stock options exercisable within 60 days.

(19) Total includes 4,522 shares held subject to our section 401(k) plan, 111 shares held by Mr. Glarner as custodian for his daughter, 1,074 shares held jointly with Mr. Glarner's spouse, 12,000 shares of restricted stock, and 39,000 shares subject to stock options exercisable within 60 days.

(20) Total includes 4,000 shares held jointly with Mr. Weiss's spouse, 1,411 shares held subject to our section 401(k) plan, 524 shares held in Mr. Weiss's IRA plan, 7,000 shares of restricted stock, and 10,000 shares subject to stock options exercisable within 60 days.

(21) Total includes 1,299 shares held subject to our section 401(k) plan, 5,250 shares of restricted stock, and 30,500 shares subject to stock options exercisable within 60 days.

(22) Total includes 62,500 shares of restricted stock, and 444,381 shares subject to stock options exercisable within 60 days.

                        DESCRIPTION OF CAPITAL STOCK

         The following summary description of our capital stock is qualified in its entirety by reference to our Restated Articles of Incorporation and Bylaws.


         We are authorized to issue 30,000,000 shares of common stock, $0.01 par value per share. As of March 21, 2003, there were 16,205,777 shares of common stock outstanding and 4,873,360 shares reserved for issuance upon exercise of outstanding stock options with a weighted average price of $13.62.


DIVIDEND RIGHTS

         The holders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors, subject to the rights of holders of then outstanding shares, if any, having preferences with respect to dividends. Under Missouri law, we may not authorize and make distributions if, after giving effect to the distribution,

         o we would be unable to meet our debts as they become due in the usual course of business; or

         o our total assets would be less than the sum of (1) our total liabilities plus, (2) the amount that would be needed, if we were to be dissolved at the time of distribution, to satisfy any preferential rights of shareholders upon dissolution superior to the rights of those shareholders receiving the distribution.

         If we do not make required payments on outstanding trust preferred securities, or are in violation of certain covenants under our term loan agreement, we are prohibited from paying dividends on our common stock.

         As a bank holding company, our ability to pay distributions will be affected by the ability of our bank to pay dividends. Our ability, as well as the ability of the bank, to pay dividends in the future currently is, and could be further, influenced by bank regulatory requirements and capital guidelines.

VOTING RIGHTS

         Except as described below regarding the election of directors, each holder of common stock is entitled to one vote per share. The quorum for shareholders' meetings is a majority of the outstanding shares entitled to vote represented in person or by proxy.

PROVISIONS REGARDING CERTAIN BUSINESS COMBINATIONS

         Our Restated Articles of Incorporation require the affirmative vote of the holders of at least 80% of the outstanding shares of our capital stock to approve a merger and certain other business combinations involving any holder of 5% or more of our common stock and us. However, if 75% or more of the members of our Board of Directors approve the transaction, the supermajority shareholder vote is not required.


         Currently, our directors and executive officers own approximately 25% of our outstanding common stock. Upon the completion of this offering, our directors and officers would own approximately 23% of our outstanding common stock. As a result, these insiders will effectively control the election of our Board of Directors and thus our direction and future operations, and our other shareholders may lack an effective vote with respect to these matters. Consequently, the directors and executive officers possess sufficient voting power to significantly affect the vote on, and perhaps prevent, certain mergers and other business combinations.


ELECTION, CLASSIFICATION AND REMOVAL OF DIRECTORS

         Our Restated Articles of Incorporation provide for a classified Board of Directors, with approximately one-third of the entire Board of Directors being elected each year and with directors serving for terms of three years. Directors are elected by a plurality of votes cast. Holders of common stock have the right to cumulate their votes in the election of directors. Our Restated Articles of Incorporation provide that any director, or the entire Board of Directors, may be removed at any time by our shareholders, without cause, by the affirmative vote of the holders of at least 80% of the shares entitled to vote for the election of directors, and may be removed for cause by an affirmative vote of a majority of the shares entitled to vote.

SHAREHOLDER APPROVAL OF TRANSACTIONS

         An affirmative vote of at least 80% of the shares of our common stock is required to amend the provisions of our Restated Articles of Incorporation relating to the removal of a director or the approval requirement for a merger or business combination with a holder of 5% or more of our common stock. In addition, under Missouri law an affirmative vote of at least two-thirds of the shares of our common stock is required to approve a merger or sale of substantially all of our assets. Except for the foregoing, any other proposal voted on by the shareholders will be approved if the majority of the votes cast at the shareholders' meeting (at which a quorum is present) called for the purpose of considering any such action are cast in favor of the proposal.

LIQUIDATION RIGHTS

         In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive equally and pro-rata per share any assets distributable to shareholders, after payment of debts and liabilities.

OTHER MATTERS

         Holders of our common stock do not have preemptive rights or conversion rights with respect to our common stock. Except in connection with certain business combinations and except as noted below, we can issue new shares of authorized but unissued common stock without shareholder approval. The bylaws of The Nasdaq Stock Market, Inc. governing the Nasdaq National Market, on which our common stock is quoted, require issuers to obtain shareholder approval for the issuance of securities in connection with the acquisition of a business, company, assets, property or securities representing such interests where the present or potential issuance of common stock or securities convertible into common stock in connection with such acquisition could result in an increase of 20% or more in the outstanding shares of common stock. Accordingly, the future issuance of common stock may require shareholder approval under those rules.

CERTAIN STATUTORY PROVISIONS

         We are subject to the business combination provisions under Missouri law, which allow our Board of Directors to retain discretion over the approval of certain business combinations. We are also subject to the control shares acquisition provision under Missouri law, which places restrictions on the voting rights of an acquiror with respect to any shares of voting stock which increase its equity ownership to more than specified thresholds unless certain conditions are satisfied. Missouri law also permits our Board of Directors to consider the interests of non-shareholder constituencies in connection with acquisition proposals. These provisions may make it more difficult for there to be a change in control of us or for us to enter into certain business combinations than if we were not subject to these provisions.

TRANSFER AGENT

         UMB Bank, n.a., Kansas City, Missouri serves as the transfer agent of our issued and outstanding common stock.

                                UNDERWRITING

         Subject to the terms and conditions of an underwriting agreement, the underwriters named below, for whom Legg Mason Wood Walker, Incorporated is acting as representative, have severally agreed to purchase from us, and we have agreed to sell to them, an aggregate of 1,700,000 shares of common stock in the amounts set forth opposite each underwriter's name below:

                                                                    NUMBER OF
         UNDERWRITERS                                                SHARES
         ------------                                               ---------
         Legg Mason Wood Walker, Incorporated...................
         RBC Dain Rauscher Inc..................................
         Stifel, Nicolaus & Company, Incorporated...............
         Howe Barnes Investments, Inc...........................
                                                                    ---------
                  Total.........................................    1,700,000
                                                                    =========

         The underwriting agreement provides that the obligations of the underwriters are subject to various conditions contained in the underwriting agreement. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or, in certain cases, that the underwriting agreement may be terminated. The nature of the underwriters' obligation is such that they are committed to purchase and pay for all of the shares of common stock (other than those covered by the over-allotment option discussed below) if any are purchased.

         We have granted the underwriters an option to purchase up to 255,000 additional shares of common stock at the same price per share to be paid by the underwriters for the other shares of common stock being offered. This option is exercisable from time to time for 30 days after the date of this prospectus, but may be exercised by the underwriters only to cover any over-allotments. If the underwriters elect to purchase any of the shares of common stock under this option, each underwriter will be committed to purchase the additional shares of common stock in approximately the same proportion allocated to them in the table above.

         At our request, the underwriters have reserved up to 100,000 shares of our common stock offered by this prospectus for sale to our directors and officers at the public offering price set forth on the cover page of this prospectus. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. We are not making loans to these executive officers or directors to purchase such shares.

         We have agreed that, without the prior consent of the underwriters, we will not directly or indirectly offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged for common stock for a period of 180 days after the effective date of the registration statement of which this prospectus is a part, subject to certain exceptions. All of our executive officers and directors have agreed that, without the prior written consent of the underwriters, they will not directly or indirectly offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged for common stock for a period ending 180 days after the effective date of the registration statement of which this prospectus is a part, subject to certain exceptions.

         The following table shows the public offering price, underwriting discount and proceeds to us before expenses. Certain expenses of the underwriters that are reimbursable by us are not included in the table. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

                                                  PER SHARE      WITHOUT OPTION      WITH OPTION
                                                  ---------      --------------      -----------
Public offering price.....................        $              $                   $
Underwriting discount.....................
Proceeds, before expenses.................

         The underwriters will initially offer the shares of common stock to the public at the price stated on the cover page. The underwriters may offer shares of common stock to selected dealers at the public offering price less
a concession of up to $    per share. Those dealers may reallow a discount not
in excess of $    per share to other brokers and dealers. After the initial
offering of the shares, the underwriters may change the offering price, concession, discount and other selling terms.

         We estimate that we will spend approximately $325,000 for printing, depository fees, legal and accounting fees and other expenses of the offering in addition to the underwriting compensation.

         In connection with the offering, the underwriters and their affiliates may engage in transactions, effected in accordance with the Securities and Exchange Commission's Regulation M, that are intended to stabilize, maintain or otherwise affect the market price of the common stock. These transactions may include over-allotment or other mechanisms through which the underwriters create a selling syndicate short position by selling more shares of common stock than the underwriters are committed to purchase. The underwriters may elect to cover any short position by purchasing common stock in the open market or by exercising the over-allotment option. The underwriters also may bid for, and purchase, the common stock, including at a price above that which might otherwise prevail in the open market for the purpose of preventing or retarding a decline in the market price of the common stock. The underwriters may impose penalty bids under which selling concessions allowed to syndicate members or other dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased by the underwriters. Any of these transactions may maintain or stabilize the price for the common stock at a level above that which might otherwise prevail in the open market. None of the underwriters or we make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the market price of the common stock. The underwriters are not required to engage in any of these transactions and may discontinue them at any time without notice if they commence them. The underwriters may effect these transactions on the Nasdaq National Market or elsewhere.

         The underwriters and selling group members may also engage in passive market making transactions in the common stock in accordance with Rule 103 of Regulation M. In general, a passive market maker may not bid for or purchase shares of common stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the common stock or 200 shares, whichever is greater. A passive market maker's bid size may not exceed the minimum quotation size for the common stock or the market maker's remaining purchase capacity, whichever is less. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the common stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

         We have agreed to indemnify the underwriters against liabilities arising from the offering of the shares of common stock, including civil liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in connection with those liabilities.


         Certain of the underwriters and their affiliates have provided in the past and may provide in the future investment banking services for us or our affiliates for which they would expect to receive customary fees and commissions. The underwriters are currently market makers in our common stock on the Nasdaq National Market.


                                LEGAL MATTERS

         Our attorneys, Thompson Coburn LLP, St. Louis, Missouri, will opine as to the validity of the common stock offered by us, as well as certain other legal matters related to the sale of the shares. Certain legal matters relating to the offering will be passed upon for the underwriters by Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLC, Chicago, Illinois.

                                   EXPERTS

         Our consolidated financial statements as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, incorporated by reference in this prospectus and in the registration statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference herein and in the registration statement in reliance upon such report given on the authority of that firm as experts in accounting and auditing.

                  WHERE YOU CAN FIND ADDITIONAL INFORMATION

         We are subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Our filings with the Securities and Exchange Commission also are available to the public from the Securities and Exchange Commission's website at http://www.sec.gov. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information. Our common stock is listed on the Nasdaq National Market. In addition, we maintain a website at www.allegiantbank.com.

         This prospectus is part of a registration statement we filed with the Securities and Exchange Commission and does not contain all of the information set forth in the registration statement. You should consult the registration statement for further information with respect to our company and these securities.

                         INCORPORATION BY REFERENCE

         The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Securities and Exchange Commission will automatically update and supersede this information and information in this prospectus. We incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities are sold.

         o Annual Report on Form 10-K for the year ended December 31, 2002 (Commission File No. 000-10849);

         o Portions of our Proxy Statement for our 2003 Annual Meeting of Shareholders (Commission File No. 000-10849) responsive to Items 5, 10, 11, 12 and 13 of Form 10-K;


         o Portions of Allegiant Bancorp, Inc.'s 2002 Annual Report for Meeting of Shareholders filed as Exhibit 13 to our Annual Report on Form 10-K for the year ended December 31, 2002 (Commission File No. 000-10849);

         o Current Reports on Form 8-K filed March 28, 2003 (Commission File No. 000-10849) and April 2, 2003 (Commission File
            No. 000-10849); and


         o The description of our common stock set forth in Item 11 of our Registration Statement on Form 10-SB (Reg. No. 0-26350), filed June 30, 1995.


         We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference into the prospectus but not delivered with the prospectus. You may request a copy of any of these filings, at no cost, by writing or calling us at the following address: Secretary, Allegiant Bancorp, Inc., 10401 Clayton Road, St. Louis, Missouri 63131, telephone (314) 692-8800.

               (This page has been left blank intentionally.)

               (This page has been left blank intentionally.)

============================================================================


                              1,700,000 SHARES




                          [Allegiant Bancorp logo]




                                COMMON STOCK






                               ---------------

                                 PROSPECTUS

                               ---------------

LEGG MASON WOOD WALKER
     INCORPORATED

               RBC CAPITAL MARKETS

                               STIFEL, NICOLAUS & COMPANY
                                      INCORPORATED

                                               HOWE BARNES INVESTMENTS, INC.



                                       , 2003


============================================================================

                                   PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the expenses in connection with the issuance and distribution of the shares offered hereby, all of which will be paid by the Company (all amounts other than the Securities and Exchange Commission, NASD and Nasdaq fees are estimated):


SEC registration fee .........................................  $  3,173
NASD review fee...............................................     3,612
Nasdaq National Market listing fee............................    17,250
Transfer agent's fees and expenses............................    10,000
Legal fees and expenses
   (other than Blue Sky fees and expenses)....................   125,000
Accounting fees and expenses..................................    75,000
Printing and engraving expenses...............................    75,000
Blue Sky fees and expenses....................................     5,000
Miscellaneous.................................................    10,965
                                                                --------
         Total................................................  $325,000
                                                                ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Sections 351.355(1) and (2) of The General and Business Corporation Law of the State of Missouri provide that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of an action or suit by or in the right of the corporation, the corporation may not indemnify such persons against judgments and fines and no person shall be indemnified as to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses. Section 351.355(3) provides that, to the extent that a director, officer, employee or agent of the corporation has been successful in the defense of any such action, suit or proceeding or any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred in connection with such action, suit or proceeding.
Section 351.355(7) provides that a corporation may provide additional indemnification to any person indemnifiable under subsection (1) or (2), provided such additional indemnification is authorized by the corporation's articles of incorporation or an amendment thereto or by a shareholder-approved bylaw or agreement, and provided further that no person shall thereby be indemnified against conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct.

         Article XII of our Bylaws provides that we extend to our directors and officers the indemnification specified in Sections 351.355(1) and (2) and the additional indemnification authorized in Section 351.355(7) of The General and Business Corporation Law.

         Pursuant to directors' and officers' liability insurance policies, with total annual limits of $2.0 million, our directors and officers are insured, subject to the limits, retention, exceptions and other terms and conditions of the policies, against liability for any actual or alleged error, misstatement, misleading statement, act or omission, or neglect or breach of duty by our directors or officers, individually or collectively, or any matter claimed against them solely by reason of their being our directors or officers.

         The underwriting agreement also provides for indemnification by the underwriters of our officers and directors for certain liabilities under the Securities Act of 1933.

ITEM 16. EXHIBITS

         See Exhibit Index.

ITEM 17. UNDERTAKINGS

         (a) The undersigned registrant hereby undertakes, that for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's Annual Report pursuant to Section 13(a) or
Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an Employee Benefit Plan's Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (b)      The undersigned registrant hereby undertakes that:

                  (1) For purposes of determining liability under the Securities Act of 1933 the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                 SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 4 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis and State of Missouri on the 8th day of April, 2003.


                                  ALLEGIANT BANCORP, INC.



                                  By         /s/ Jeffrey S. Schatz
                                    ----------------------------------------
                                    Jeffrey S. Schatz, Executive Vice
                                    President and Chief Financial Officer
                                    (Principal Financial and Accounting Officer)


         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to this Registration Statement has been signed below by the following persons and in the capacities and on the dates indicated.

         SIGNATURE                                      TITLE                                   DATE
         ---------                                      -----                                   ----


                  *                         Chairman of the Board                          April 8, 2003
------------------------------------
            Marvin S. Wool



                  *                         Director, President and Chief                  April 8, 2003
------------------------------------        Executive Officer
            Shaun R. Hayes



                  *                         Director                                       April 8, 2003
------------------------------------
          Robert L. Chambers



                  *                         Director                                       April 8, 2003
------------------------------------
           Leland B. Curtis



                  *                         Director and Secretary                         April 8, 2003
------------------------------------
           Kevin R. Farrell



                  *                         Director                                       April 8, 2003
------------------------------------
        Richard C. Fellhauer



                  *                         Director                                       April 8, 2003
------------------------------------
            Leon A. Felman



                  *                         Director                                       April 8, 2003
------------------------------------
          Douglas P. Helein



                  *                         Director                                       April 8, 2003
------------------------------------
           Michael R. Hogan



                  *                         Director                                       April 8, 2003
------------------------------------
      C. Virginia Kirkpatrick


                                    II-3



         SIGNATURE                                      TITLE                                   DATE
         ---------                                      -----                                   ----


                  *                         Director                                       April 8, 2003
------------------------------------
         Nancy C. Pechloff



                  *                         Director                                       April 8, 2003
------------------------------------
         Thomas M. Teschner



                  *                         Director                                       April 8, 2003
------------------------------------
       Robert E. Wallace, Jr.



                  *                         Director                                       April 8, 2003
------------------------------------
            John L. Weiss



                  *                         Director                                       April 8, 2003
------------------------------------
          Lee S. Wielansky



        /s/ Jeffrey S. Schatz               Executive Vice President and                   April 8, 2003
------------------------------------        Chief Financial Officer
          Jeffrey S. Schatz                 (Principal Financial and
                                            Accounting Officer)



*By     /s/ Jeffrey S. Schatz
     ------------------------------
          Jeffrey S. Schatz
          Attorney-in-Fact

                                EXHIBIT INDEX

EXHIBIT                          DESCRIPTION
-------                          -----------
   1       Underwriting Agreement.*

   4.1     Restated Articles of Incorporation of the Company, filed as Annex
           E to the Company's Registration Statement on Form S-4 (Reg. No.
           333-63212) is hereby incorporated by reference.

   4.2 Bylaws of the Company, as currently in effect, filed as Annex F to the Company's Registration Statement on Form S-4 (Reg. No.
           333-63212) is hereby incorporated by reference.

   5       Opinion of Thompson Coburn LLP.*

  23.1     Consent of Ernst & Young LLP.

  23.3     Consent of Thompson Coburn LLP (included in Exhibit 5).*

  24       Power of Attorney (set forth on signature page).*

----------
*  Previously filed.


                                    II-5